UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCX Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2002 Timberloch Place, Suite 200
(No. and Street)

The Woodlands	Texas	77381
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean-Louis Guinchard 858-232-5887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jean-Louis Guinchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCX Capital Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/28/2020

Signature

President

Title

Notary Public

Lynda Derenzis
Notary Public-Connecticut
My Commission Expires
November 30, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of RCX Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RCX Capital Group, LLC as of December 31, 2019, the related statements of operations, changes in members' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RCX Capital Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RCX Capital Group, LLC's management. Our responsibility is to express an opinion on RCX Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RCX Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of RCX Capital Group, LLC's financial statements. The supplemental information is the responsibility of RCX Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as RCX Capital Group, LLC's auditor since 2018.
Dallas, Texas
March 14, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

RCX Capital Group, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	169,948
Accounts Receivable		372,934
Employee Advances		166,667
Intercompany Receivable		111,611
Commission Draw		245,000
Prepaid expenses		37,296
Prepaid income tax		5,790
Total assets	$	1,109,246

Liabilities and Members' Equity (Deficit)

Liabilities

Accounts payable and accrued expenses	$	195,360
Liabilities subordinated to the claims of general creditors		1,411,911
Total liabilities		1,607,271

Members' equity (deficit)

Members' equity (deficit)		(498,025)
Total members' equity (deficit)		(498,025)
Total liabilities and members' equity (deficit)	$	1,109,246

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues

Fee based income	$ 4,680,296
Other income	1,464
Total revenues	4,681,760

Expenses

Employee compensation and benefits	1,262,720
Commissions	2,501,596
Occupancy	46,066
Professional fees	321,464
Interest expense	13,116
Other operating expenses	179,136
Insurance	43,741
Total expenses	4,367,839
Net income (loss) before income tax provision	313,921
Income tax provision	3,006
Net income (loss)	$ 310,915

RCX Capital Group, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2019

	Members' Equity (Deficit)
Balance at December 31, 2018	$ (861,690)
Members' contributions	202,750
Members' distributions	(150,000)
Net income (loss)	310,915
Balance at December 31, 2019	$ (498,025)

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Year Ended December 31, 2019

	Total
Balance at December 31, 2018	$ 1,398,795
Accounts Receivable	
Increase:	
Accrual of Interest	13,116
Balance at December 31, 2019	$ 1,411,911

RCX Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flow from operating activities:

Net income (loss)			$ 310,915
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Capitalized interest on subordinated loan		$ 13,116	
(Increase) decrease in assets:			
Account receivable, net		(372,934)	
Intercompany receivables		(111,611)	
Commission Draw		(60,000)	
Prepaid expenses		(20,546)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		133,340	
Total adjustments			(418,635)
Net cash provided by (used in) operating activities			(107,720)
Net cash provided by (used in) in investing activities			-

Cash flow from financing activities:

Member contributions		202,750	
Net cash provided by (used in) financing activities			202,750
Net increase (decrease) in cash			95,030
Cash at beginning of year			74,918
Cash at end of year			$ 169,948

Supplemental disclosure of cash flow information:

Cash paid during the year for:			
Income taxes		$ 3,006	
Non-cash investing and financing activities:			
Distribution of investment		$ 150,000	

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC

Notes to Financial Statements

December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RCX Capital Group, LLC (the "Company") was incorporated in the State of California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. On January 11, 2018, the Company changed its name again to RCX Capital Group, LLC. The Company began doing business on October 18, 2001, as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company's primary business is providing investment banking, investment advisory and private capital raising services for companies in the real estate industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c-3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

The Company recognizes its Advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

The Company enters into agreements with customers to provide the services defined in each contract. Generally, the Company receives placement and success fees as compensation for services rendered. Some other services include investment advisory services for structuring investments.

6

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The compensation structures of the placement and success fees are defined in the contracts and are generally paid to the Company for successfully closing a transaction. The Company satisfies its performance obligations upon consummating the transaction defined in the contracts. These performance obligations are typically facilitating capital raises for the client or closing a defined transaction. These fees are generally variable and the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13 of (ASU) No. 2014-09 because the uncertainty associated with the variable consideration. Specifically, the amount of consideration is highly susceptible to factors outside the entity's influence can take an extended period of time, price concessions could occur and there is a large number and broad range of possible outcomes. Revenue is recognized from the satisfaction of the performance obligation based on the amount the Company has a right to invoice and that amount directly corresponds with the value to the customer of the performance completed to date.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to State Taxes.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a partnership for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

Note 3: SUBORDINATED LIABILITIES

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $1,311,635, which bears an interest rate of 1% per annum, and the related accrued interest payable of $100,276. In addition, the subordinated loan can be automatically extended yearly. The expiration date of the subsidized loan is June 18, 2020. Interest expense for this subordinated loan was $13,116 for the year ending December 31, 2019.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid. The parties to the agreement have elected to have all eligible accrued interest on the loan treated as additional subordinated capital. The balance due shown on the Statement of Financial Condition includes all interest accrued since the inception of the loan.

Note 3: SUBORDINATED LIABILITIES (continued)

The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker/Dealer, shall be extended an additional year unless on or before the day thirteen months preceding the Scheduled Maturity Date then in effect, the Lender shall notify the Broker/Dealer in writing, with a written copy to FINRA, that such Scheduled Maturity Date shall not be extended. By incorporating this provision, the parties represent that: (a) the Lender will retain an ownership interest in the Broker/Dealer during the extended maturity period(s); and (b) the Broker/Dealer shall notify FINRA if any change in ownership status occurs that results in the Lender retaining no ownership interest in the Broker/Dealer. The lender has the right, but not the obligation to, in concert with the Company, to convert the subordinated loan to an equity interest in the Company.

Note 4: COMMITMENT AND CONTINGENCIES
Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

Note 5: CONCENTRATION OF RISKS

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

Note 5: CONCENTRATION OF RISKS (continued)

The Company is subject to the risks generally incident to the ownership of, and investment in, real property. Several factors may adversely affect the economic performance and value of the properties and projects the Company offers to investors. These factors include, among others: changes in the national, regional, and local economic climate; local conditions such as an oversupply of similar properties or a reduction in demand for the properties or projects; the fluctuation in occupancy rates associated with the properties; and government regulations including financing, environmental usage and tax laws, regulations and insurance. A significant portion of the commissions paid by the Company for the period ending December 31, 2019 are to two independent third parties.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs".)

Accounting standards that have been recently issued or proposed by the FASB or other standards-setting bodies, are not expected to have a material impact on the Company's financial position, results of operation, or cash flows

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $166,862 which was $153,838 in excess of its required net capital of $13,024; and the Company's ratio of aggregate indebtedness ($195,360) to net capital was 1.17 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: RELATED PARTY TRANSACTIONS

The Company has a related party relationship which accounts for $2,609,038 of commissions and receivables due in the amount of $372,934 for the period ending December 31, 2019.

Note 9: SUBSEQUENT EVENTS

The Company performed an evaluation of events that have occurred subsequent to December 31, 2019, and through March 14, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognize in the financial statements as of December 31, 2019.

RCX Capital Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2019

Computation of net capital

Total members' equity (deficit)			$ (498,025)

Add: Additions to capital

Subordinated liabilities allowable for net capital computation			1,411,911
Total equity & allov Commission Draw			913,886

Less: Non-allowable assets

Prepaid expense	$	(37,296)	
Prepaid income tax	$	(5,790)	
Employee advances, non allowable	$	(166,667)	
Accounts receivables, non allowable	$	(180,659)	
Intercompany receivable, non allowable	$	(111,611)	
Commission draw, non allowable	$	(245,000)	
Total non-allowable assets			(747,024)

Net capital			166,862

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	13,024	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(13,024)
Excess net capital			$ 153,838
Aggregate indebtedness			$ 195,360

Ratio of aggregate indebtedness to net capital			1.17 : 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5)
There was no material difference between the net captial computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019 other than the increase in members' deficit with a corresponding decrease in total non-allowable assets of $150,000, resulting in no change to net capital.

RCX Capital Group, LLC
**Schedule II - Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC
Rule 15c3-3
As of December 31, 2019**

RCX Capital Group, LLC is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of RCX Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RCX Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RCX Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) RCX Capital Group, LLC stated that RCX Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. RCX Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RCX Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC

Dallas, Texas
March 14, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake



RCX Capital Group, LLC's Exemption Report

RCX Capital Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. RCX Capital Group, LLC, claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.

2. RCX Capital Group, LLC, met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

RCX Capital Group, LLC

I, Jean-Louis Guinchard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Jean-Louis Guinchard, President

February 24, 2020

RCX Capital Group, LLC
2002 Timberloch Place, Suite 200
The Woodlands, TX 77380
(858) 232-5887 O
www.rcxcapitalgroup.com



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of RCX Capital Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RCX Capital Group, LLC and the SIPC, solely to assist you and SIPC in evaluating RCX Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. RCX Capital Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RCX Capital Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of RCX Capital Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co., PC
Dallas, Texas
March 14, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2350********************MIXED AADC 220
53416 FINRA DEC
RCX CAPITAL GROUP LLC
2002 TIMBERLOCH PL STE 200
THE WOODLANDS, TX 77380-1182

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $ 7,021

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,716)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,305

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,305

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 5,305

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RCX Capital Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the 24 day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,681,760

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Reimbursed expenses   829

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   829

2d. SIPC Net Operating Revenues $ 4,680,931

2e. General Assessment @ .0015 $ 7,021
(to page 1, line 2.A.)

2





RCX CAPITAL GROUP LLC
2002 TIMBERLOCH PL STE 200
SPRING, TX 77380-1182

2041

16-24/1220 4431

February 26, 20 Date

Pay to the Order of SIPC $ 5305 00

Five thousand three hundred and five 00/100 — Dollars

Photo Safe Deposit® Details on back

WELLS FARGO

Wells Fargo Bank, N.A.
California
wellsfargo.com

RCX CAPITAL GROUP, LLC

For SIPC-7

April Guenchard MP

⑆122000247⑆ 6469580788⑈ 02041